EXHIBIT 2

RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP

We, our and BCE means BCE Inc., its subsidiaries and joint ventures.

Our unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This reconciliation of Canadian GAAP to United States GAAP should be read in conjunction with our unaudited interim consolidated financial statements for the six months ended June 30, 2008. We believe that this reconciliation reflects all adjustments (consisting of normal recurring adjustments) necessary to present fairly the results for the interim periods shown. Material differences between Canadian GAAP and United States GAAP are quantified and described below:

Consolidated Statements of Operations

For the period ended June 30	Three months		Six months
(in $ millions, except share amounts) (unaudited)	2008	2007	2008	2007
Earnings from continuing operations – Canadian GAAP	411	565	701	1,094
Differences
Cost of revenue, exclusive of depreciation and amortization
Leases (i)	(5)	–	(10)	–
Selling, general and administrative expenses
Deferred costs (a)	–	(2)	–	(3)
Employee benefit plans (b)	8	–	15	6
Amortization expense
Deferred costs (a)	4	4	6	7
Capitalized interest (g)	(17)	(14)	(35)	(30)
Leases (i)	4	–	8	–
Other income (expense)
Income from joint ventures (d)	(2)	152	(2)	154
Net change in unrealized gains and losses on derivatives (e)	–	(13)	–	(13)
Sale of businesses (f)	–	–	–	(4)
Interest expense
Capitalized interest (g)	27	28	53	54
Income taxes
Tax effect of the above items	(6)	(41)	(10)	(47)
Unrecognized tax benefits (h)	(1)	(53)	(19)	(98)
Non-controlling interest	(7)	1	(8)	1
Earnings from continuing operations – U.S. GAAP	416	627	699	1,121
Discontinued operations – Canadian GAAP	(19)	135	(20)	135
Difference (f)	2	(112)	2	(116)
Discontinued operations U.S. GAAP	(17)	23	(18)	19
Net earnings – U.S. GAAP	399	650	681	1,140
Dividends on preferred shares – Canadian and U.S. GAAP	(31)	(33)	(62)	(63)
Net earnings applicable to common shares – U.S. GAAP	368	617	619	1,077
Net earnings per common share – basic, U.S. GAAP
Continuing operations	0.52	0.78	0.87	1.39
Discontinued operations	(0.02)	0.03	(0.02)	0.02
Net earnings	0.50	0.81	0.85	1.41
Net earnings per common share – diluted, U.S. GAAP
Continuing operations	0.52	0.78	0.87	1.39
Discontinued operations	(0.02)	0.03	(0.02)	0.02
Net earnings	0.50	0.81	0.85	1.41

Consolidated Statements of Comprehensive (Loss) Income

For the period ended June 30	Three months		Six months
(in $ millions) (unaudited)	2008	2007	2008	2007
Other comprehensive loss, net of income taxes and non-controlling interest – Canadian GAAP	(70)	(5)	(20)	274
Difference
Net change in gains and losses on derivatives designated as cash flow hedges	–	7	–	7
Benefit plans (b) (c)	5	268	1	255
Other comprehensive (loss) income – U.S. GAAP	(65)	270	(19)	536
Net earnings – U.S. GAAP	399	650	681	1,140
Comprehensive income – U.S. GAAP	334	920	662	1,676

Consolidated Statements of Accumulated Other Comprehensive Loss

	June 30,	December 31,
(in $ millions) (unaudited)	2008	2007
Currency translation adjustment	(5)	(4)
Available-for-sale financial assets and derivatives designated as cash flow hedges (e)	55	74
Benefit plans (b) (c)
Net actuarial losses	(1,016)	(1,025)
Net past service costs	70	77
Net transitional obligations	1	2
Accumulated other comprehensive loss – U.S. GAAP	(895)	(876)

Consolidated Balance Sheets

	June 30,			December 31,
	2008			2007
	Canadian		U.S.	Canadian		U.S.
(in $ millions) (unaudited)	GAAP	Differences	GAAP	GAAP	Differences	GAAP
ASSETS
Current assets
Cash and cash equivalents	2,681	–	2,681	2,656	–	2,656
Accounts receivable	1,980	–	1,980	1,927	–	1,927
Future income taxes	51	–	51	71	–	71
Inventory	342	–	342	264	–	264
Prepaid expenses	440	–	440	277	–	277
Current assets of discontinued operations	11	–	11	17	–	17
Total current assets	5,505	–	5,505	5,212	–	5,212
Capital assets
Property, plant and equipment (i) (g)	18,357	563	18,920	18,597	537	19,134
Finite-life intangible assets (a) (g)	2,658	49	2,707	2,480	47	2,527
Indefinite-life intangible assets	2,954	–	2,954	2,913	–	2,913
Total capital assets	23,969	612	24,581	23,990	584	24,574
Other long-term assets (l)	2,734	(930)	1,804	2,952	(1,211)	1,741
Goodwill (f)	5,728	64	5,792	5,865	64	5,929
Non-current assets of discontinued operations	40	–	40	62	–	62
Total assets	37,976	(254)	37,722	38,081	(563)	37,518
LIABILITIES
Current liabilites
Accounts payable and accrued liabilites	2,929	–	2,929	3,278	–	3,278
Interest payable	139	–	139	145	–	145
Dividends payable	43	–	43	337	–	337
Debt due within one year (i) (k)	1,294	3	1,297	717	(7)	710
Current liabilities of discontinued operations	12	–	12	15	–	15
Total current liabilities	4,417	3	4,420	4,492	(7)	4,485
Long-term debt (e) (i) (k)	9,936	32	9,968	10,621	36	10,657
Other long-term liabilities (l)	4,963	289	5,252	4,632	(5)	4,627
Non-current liabilities of discontinued operations	1	–	1	1	–	1
Total liabilities	19,317	324	19,641	19,746	24	19,770
Non-controlling interest	1,103	(340)	763	1,103	(348)	755
SHAREHOLDERS’ EQUITY
Preferred shares	2,770	–	2,770	2,770	–	2,770
Common shareholders’ equity
Common shares (j)	13,553	(65)	13,488	13,536	(65)	13,471
Contributed surplus (f)	2,538	(1,540)	998	2,537	(1,540)	997
Accumulated other comprehensive income (loss)	48	(943)	(895)	68	(944)	(876)
(Deficit) retained earnings	(1,353)	2,310	957	(1,679)	2,310	631
Total common shareholders’ equity	14,786	(238)	14,548	14,462	(239)	14,223
Total shareholders’ equity	17,556	(238)	17,318	17,232	(239)	16,993
Total liabilities and shareholders’ equity	37,976	(254)	37,722	38,081	(563)	37,518

Consolidated Statements of Cash Flows

For the period ended June 30	Three months		Six months
(in $ millions) (unaudited)	2008	2007	2008	2007
Cash flows from operating activities – Canadian GAAP	1,534	1,413	2,425	2,378
Differences
Deferred costs (a)	–	2	–	3
Capitalized interest (g)	27	28	53	54
Income from joint ventures (d)	–	(1)	–	7
Cash flows from operating activities – U.S. GAAP	1,561	1,442	2,478	2,442
Cash flows used in investing activities – Canadian GAAP	(740)	(746)	(1,341)	(1,622)
Differences
Deferred costs (a)	–	(2)	–	(3)
Capitalized interest (g)	(27)	(28)	(53)	(54)
Income from joint ventures (d)	–	327	–	327
Cash flows used in investing activities – U.S. GAAP	(767)	(449)	(1,394)	(1,352)
Cash flows used in financing activities – Canadian and U.S. GAAP	(594)	(763)	(1,060)	(1,327)
Cash flows used in continuing operations – U.S. GAAP	200	230	24	(237)
Cash flows used in discontinued operations activities – U.S. GAAP (d)	–	(4)	(1)	(4)
Cash flows used in discontinued investing activities – U.S. GAAP	–	25	1	19
Cash flows from discontinued financing activities – U.S. GAAP	–	3	–	6
Net decrease in cash and cash equivalents	200	254	24	(216)
Cash and cash equivalents at beginning of period	2,482	111	2,658	581
Cash and cash equivalents at end of period	2,682	365	2,682	365
Consists of:
Cash and cash equivalents of continuing operations	2,681	362	2,681	362
Cash and cash equivalents of discontinued operations	1	3	1	3
Total	2,682	365	2,682	365

DESCRIPTION OF UNITED STATES GAAP DIFFERENCES

All amounts are in millions of Canadian dollars, except where noted.

(a) Deferred Costs

Under Canadian GAAP, certain expenses, such as development costs and pre-operating expenses, are deferred and amortized if they meet specified criteria. Under United States GAAP, these costs must be expensed as incurred.

(b) Employee Benefit Plans

Under United States GAAP, we recognize the funded status of benefit plans in the balance sheet by aggregating overfunded plans separately from underfunded plans and recording the resulting amounts as an asset and a liability, respectively. We also recognize as a component of other comprehensive income, net of tax, the actuarial gains or losses and past service costs or credits that arise during the period. Under Canadian GAAP, these amounts are not recorded on the balance sheet until the period in which they affect earnings.

Also, under Canadian GAAP, we recognize a pension valuation allowance for any excess of the accrued benefit asset over the related expected future benefit. Changes in the pension valuation allowance are recognized in the consolidated statement of operations. United States GAAP does not permit pension valuation allowances. Differences also arise from the use of the corridor method to amortize actuarial gains and losses for Canadian GAAP purposes.

(c) Post-Employment Benefits

In 2007, we announced the phase-out of other post-employment benefits for future retirees over the next 10 years. Under Canadian GAAP, this plan amendment reduces the unamortized transitional obligation and increases past service credits amortized over the expected average remaining service lives (EARSL) of affected employees. Under United States GAAP, this plan amendment was reflected as an increase in other comprehensive income (loss) of $209 million in June, 2007.

(d) Income from Joint Ventures

Under Canadian GAAP, we account for our interests in joint ventures using the proportionate consolidation method. Under United States GAAP, these interests would be accounted for using the equity method. This difference is not reflected in our United States GAAP reconciliation for those joint venture interests that qualify for the related accommodation provided by the United States Securities and Exchange Commission.

Our joint venture interests accounted for using the proportionate consolidation method are not material to our financial position or results of operations.

Certain joint venture interests have been accounted for as discontinued operations under Canadian GAAP. Under United States GAAP, we must continue to reflect these investments in continuing operations. Our proportionate interest in joint venture results of operations and

DESCRIPTION OF UNITED STATES GAAP DIFFERENCES

any gain or loss on disposal are reclassified from discontinued operations under Canadian GAAP to continuing operations under United States GAAP.

(e) Derivative Instruments and Hedging Activities

Under Canadian GAAP, foreign-currency derivatives embedded in a non-financial instrument host contract are not bifurcated and separately accounted for when specified conditions are met. Differences may also arise with respect to the measurement of hedge ineffectiveness recorded in earnings.

(f) Sale of Businesses, Business Combinations and Goodwill

Under Canadian GAAP, certain business combinations have been accounted for at the carrying value of the underlying assets and liabilities exchanged, whereas under United States GAAP such transactions were recorded on a fair value basis. Also, differences between Canadian GAAP and United States GAAP may cause corresponding differences in the carrying values of the net assets of disposed businesses, including those classified as discontinued operations. Changes in our ownership interest in these businesses will cause a corresponding difference in any resulting gains or losses.

BCE’s ownership interest in Bell Aliant was reduced through a distribution of trust units by way of a return of capital to holders of BCE Inc. common shares on July 10, 2006. This distribution resulted in an increase in contributed surplus of $1,547 million for Canadian GAAP. For United States GAAP purposes, the distribution of trust units is deemed to have occurred at fair value, with the resulting gain recognized in earnings. Therefore, the increase in contributed surplus under Canadian GAAP, adjusted for previously existing United States and Canadian GAAP differences, was recorded as a gain on distribution of trust units in earnings from continuing operations for United States GAAP purposes.

(g) Capitalized Interest

Under Canadian GAAP, we capitalize interest for significant assets under construction. Under United States GAAP borrowing costs must be capitalized for all assets under construction.

(h) Income Taxes

Under United States GAAP, an income tax position is recognized when it is more likely than not that it will be sustained upon examination based on its technical merits, and is measured as the largest amount that is greater than 50% likely of being realized upon settlement. Under Canadian GAAP, we recognize and measure income tax positions, including any related accruals for interest and penalties, based on our best estimate of the amount that is more likely than not of being realized.

BCE and its subsidiaries are subject to Canadian federal and provincial income tax, United States federal, state or local income tax. BCE has substantially concluded all Canadian federal and provincial income tax matters for the years through 1999. Canadian federal income tax returns for taxation years ended December 31, 2000 through December 31, 2006 are currently

DESCRIPTION OF UNITED STATES GAAP DIFFERENCES

under examination by the Canada Revenue Agency, which to date has not proposed any significant adjustments. No material matters pertaining to United States federal, state or local income tax matters are currently outstanding.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in $ millions) (unaudited)
Balance at December 31, 2007	549
Increases based on tax positions related to the current year	6
Increases for tax positions of prior years	12
Balance at June 30, 2008	567

The balance of $567 million at June 30, 2008 includes $156 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty as to the timing of such deductibility. The disallowance of a shorter deductibility period would not affect the effective tax rate, except with respect to interest and penalties and the impact of declining income tax rates. The remaining $411 million of unrecognized tax benefits would, if recognized, favourably affect the effective income tax rate in any future periods.

As at June 30, 2008, it was reasonably possible that BCE’s unrecognized tax benefits could decrease by up to $34 million in the following twelve months as a result of the conclusion of previous years’ tax filing positions.

BCE records interest and penalties related to income tax positions in income tax expense. For the six months ended June 30, 2008, BCE recognized approximately $16 million in interest and penalties. BCE had accrued $160 million for interest and $ nil for penalties at June 30, 2008 and $144 million and nil respectively, at December 31, 2007.

(i) Leases

Under United States GAAP, leases entered into during the last 25% of the total estimated economic life of the leased asset are classified as operating leases unless we expect to obtain ownership of the leased asset by the end of the lease term. Under Canadian GAAP, we account for such leases as capital leases when we obtain substantially all of the benefits and risks incident to ownership of the leased asset.

(j) Share Issue Costs

Under United States GAAP, share issue costs are recorded as a reduction of the proceeds raised from the issuance of capital stock, whereas under Canadian GAAP we charge share issue costs to deficit.

DESCRIPTION OF UNITED STATES GAAP DIFFERENCES

(k) Debt Issue Costs

Under United States GAAP, debt issue costs incurred in connection with the issuance of debt securities or other long-term borrowings are recorded as deferred charges and amortized over the term of the debt. Under Canadian GAAP, these costs are classified with the corresponding debt on the balance sheet.

(l) Other Long-Term Assets and Other Long-Term Liabilities

	June 30,	December 31,
(in $ millions) (unaudited)	2008	2007
Other long-term assets
Deferred costs (a)	(19)	(23)
Employee benefit plans (b)	(1,355)	(1,792)
Future income taxes (h)	394	550
Debt issue costs (k)	50	54
	(930)	(1,211)

	June 30,	December 31,
(in $ millions) (unaudited)	2008	2007
Other long-term liabilities
Employee benefit plans (b)	628	213
Future income taxes and unrecognized tax benefits (h)	(339)	(218)
	289	(5)

(m) Guarantees

Under Canadian GAAP, guarantees do not include indemnifications against intellectual property right infringement. Under United States GAAP, these indemnifications are included in guarantees. At June 30, 2008, such indemnifications amounted to $330 million (2007 – $326 million), of which $110 million expires in the current year, nil in 2009, $45 million in 2010, $5M in 2011, $165 million in 2012 and thereafter, and $5 million with an indefinite term. We also have guarantees where no maximum potential amount is specified.

(n) Fair Value Measurements

Our available-for-sale publicly-traded securities and equity forward contracts are recorded at fair value based on quoted prices in active markets for identical instruments. Our derivative instruments are recorded at fair value based on observable market data such as interest rates, yield curves and foreign exchange rates. The carrying value of these instruments is as follows:

	June 30,	December 31,
(in $ millions) (unaudited)	2008	2007
Available-for-sale publicly-traded securities	347	366
Equity forward contracts	17	20
Derivative instruments	(60)	(90)

DESCRIPTION OF UNITED STATES GAAP DIFFERENCES

(o) Future Accounting Changes

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“FAS 157”), which establishes a framework for measuring fair value in United States GAAP and expands disclosures about fair value measurements. FAS 157 came into effect as of January 1, 2008 (see note (n)), except for certain non-financial assets, such as capital assets and goodwill, and non-financial liabilities in which case it is applicable for fiscal years beginning after November 15, 2008. We currently are evaluating the effect of adopting the remaining provisions of this new standard.

In December 2007, the FASB issued Statements No. 141 (revised 2007), Business Combinations (“FAS 141(R)”), and No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51 (“FAS 160”). These new standards will significantly change the financial accounting and reporting of business combination transactions and non-controlling interests in consolidated financial statements. The most significant changes resulting from FAS 141(R) and FAS 160 include requirements to:

  Recognize 100 percent of the fair values of assets acquired, liabilities assumed, and non-controlling interests in acquisitions of less than a 100 percent controlling interest when the acquisition results in a change in control of the acquired entity;

  Measure acquirer shares issued in consideration for a business combination at fair value on the acquisition date;

  Recognize contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings;

  Expense, as incurred, acquisition-related transaction costs;

  Capitalize acquisition-related restructuring costs only if certain criteria are met as of the acquisition date; and

  Classify non-controlling interest in subsidiaries as a separate component of equity.

These new standards are effective for fiscal years beginning after December 15, 2008. We currently are evaluating the impact of the adoption of these new standards.

In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133 (“FAS 161”), which amends the disclosure requirements for derivative instruments and hedging activities. FAS 161 requires additional disclosures about an entity’s use of derivative instruments and their effect on an entity’s financial position, financial performance, and cash flows. FAS 161 is applicable for fiscal years beginning after November 15, 2008. The adoption of this new standard will not have a material impact on our financial position or results of operations.

(p) Comparative periods

We have reclassified some of the amounts for the comparative periods to make them consistent with the presentation for the current period.